SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                 CURRENT REPORT

                         Date of Report: October 3, 2006

                               IWI HOLDING LIMITED
                               -------------------
             (Exact name of registrant as specified in its charter)


         Oakmont Centre, 1010 Executive Court, #300, Westmont, IL 60559
         --------------------------------------------------------------
                    (Address of Principal Executive Offices)

       Registrant's telephone number, including area code: (630) 887-2388

         BVI                               0-25108                       None
(State or other jurisdiction      (Commission File Number)      (IRS Employer
  of incorporation)                                          Identification No.)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                  Form 20-F    X                                     Form 40-F
                             ------

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                  Yes                                              No    X
                                                                      -------

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):




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On October 3, 2006, Kenneth Rich the Controller of IWI Holding Limited submitted his resignation. Under the terms of the resignation, Mr. Rich will stay in his position until December 31, 2006. Any work performed by Mr. Rich subsequent to that date will be as an independent contractor.

                                    Signature

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


                                  IWI HOLDINGS LIMITED

                                 /s/ Joseph K. Lau
                                 ----------------------------------------------
                                     Joseph K. Lau
                                     President & Chief Executive Officer

Date: October 6, 2006